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SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 3)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☐
Check the appropriate box:
☒ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12
ENVIRO-RECOVERY, INC
(Name of Registrant as Specified In Its Charter)
David "Caz" Neitzke Jack Lowry John K. Tull Concerned Shareholders (as a group and individually as detailed on pages 6-8 of the Proxy)
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
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☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
ENVIRO-RECOVERY, INC

To Be Held on

        As a shareholder of Enviro-Recovery Inc. ("Enviro" or the "Company"), you are invited to be present, or represented by proxy, at a Special Meeting of Shareholders at the Cheqamegon Hotel, 101 Lake Shore Drive West, Ashland, Wisconsin, on                       , 2002, at 10:00 a.m. Central time, to remove Jeffrey Schwartz, Bruce Nesmith and David "Caz" Neitzke as directors of the Company and to elect David "Caz" Neitzke, John K. Tull and Jack Lowry as directors. The foregoing items of business are more fully described in the proxy statement accompanying this notice.

        This Special Meeting of Shareholders is being called by the shareholders listed on Exhibit "A" to this Notice ("Concerned Shareholders") (and in their individual capacity as identified on pages 6-8), which Concerned Shareholders consist of at least 30 percent of all the shares entitled to vote at the special meeting in accordance with the Company's By-Laws. Shareholders of record at the close of business on                       , 2002 are entitled to vote at the Special Meeting of Shareholders and all adjournments thereof. Since a majority of the outstanding shares of the Company's stock must be represented at the meeting in order to constitute a quorum, all shareholders are urged either to attend the meeting or to be represented by proxy. The meeting is being called by the Concerned Shareholders in that there has not been an annual meeting of shareholders since March 24, 1999. For additional information why the Concerned Shareholders feel the need for a Special Meeting, see Related Party Transactions, "Ashland Action" in the proxy statement accompanying this notice.

        If you do not expect to attend the meeting in person, please sign, date and return the accompanying proxy in the enclosed reply envelope. Your vote is important regardless of the number of shares you own. If you later find that you can be present and you desire to vote in person or, for any other reason, desire to revoke your proxy, you may do so at any time before the voting.

Concerned Shareholders:
By: David "Caz" Neitzke
Dated:	, 2002

PROXY STATEMENT
FOR SPECIAL MEETING OF SHAREHOLDERS OF
ENVIRO-RECOVERY, INC.

To Be Held

        This proxy statement and the enclosed proxy card are being furnished to Enviro-Recovery, Inc. shareholders in connection with the solicitation of proxies by those shareholders ("Concerned Shareholders") listed on Exhibit "A" of Enviro-Recovery, Inc., a Texas corporation ("Enviro" or the "Company"), for use at our Special Meeting of Shareholders to be held at the Cheqamegon Hotel, 101 Lake Shore Drive West, Ashland, Wisconsin at 10:00 a.m. Central time, on                       , 2002, and any adjournments thereof. This proxy statement and the accompanying form of proxy are first being mailed to shareholders on or about                       , 2002.

Solicitation

        The cost of this proxy solicitation will be borne by the Concerned Shareholders. The Concerned Shareholders will not seek reimbursement from the Company for the cost of this proxy solicitation. We may request banks, brokers, fiduciaries, custodians, nominees and certain other record holders to send proxies, proxy statements and other materials to their principals at our expense. Those banks, brokers, fiduciaries, custodians, nominees and other record holders will be reimbursed by us for their reasonable out-of-pocket expenses of solicitation. We do not anticipate that costs and expenses incurred in connection with this proxy solicitation will exceed $25,000.00, in the absence of a contest, with the amount of $15,000.00 spent to date.

Determination of Shareholders and Outstanding Shares

        The Concerned Shareholders have fixed the close of business on                                as the date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting or any adjournments thereof. As of the close of business on the record date, the Company had 101,016,803 shares of Common Stock outstanding. Each outstanding share of Common Stock on such date will be entitled to one vote on each matter to be voted on at the Special Meeting.

Required Vote

        The affirmative vote of a majority of the shares then entitled to vote at an election of directors is required to remove the exiting directors.

        The affirmative vote of a plurality of the shares of Common Stock voted in person or by proxy at the Special Meeting is required to elect the nominees to the Board of Directors.

        Shareholders will not be allowed to cumulate their votes in the election of directors.

Quorum; Abstentions and Broker Non Votes

        The required quorum for transaction of business at the Special Meeting will be a majority of the shares of Common Stock issued and outstanding as of the record date. Votes cast by proxy or in person at the Special Meeting will be taken into account in determining whether or not a quorum is present. Abstentions and broker non-votes, which occur when a broker has not received customer instructions and indicates that it does not have the discretionary authority to vote on a particular matter on the proxy card, will be included in determining the presence of a quorum at the Special Meeting. Neither abstentions nor broker non-votes will have any effect on the vote for the election of directors. Abstentions and broker non-votes will have the same effect as votes against the removal of directors

Voting of Proxies; Revocability of Proxies

        We have selected Scott Mitchen and William J. Lapelle, the persons named as proxies on the proxy card accompanying this proxy statement, to serve as proxies. Mr. Mitchen is the Company's founder and director of public and investor relations, and Mr. Lapelle is our counsel. The shares of Common Stock represented by each executed and returned proxy will be voted in accordance with the directions indicated thereon, or if no direction is indicated, the proxy will be voted in favor of each of the proposals.

        You can revoke a proxy you have given at any time before the shares it represents are voted by giving our proxies either (1) an instrument revoking the proxy or (2) a duly executed proxy bearing a later date. Additionally, you may change or revoke a previously executed proxy by voting in person at the Special Meeting. However, your attendance at the Special Meeting will not, by itself, revoke your proxy.

Preparation of Proxy and Purpose of Meeting

        The meeting is being called by the Concerned Shareholders who beneficially hold at least 30 percent of all of the shares entitled to vote at the proposed special meeting in accordance with the Company's By-Laws. The meeting is being called by the Concerned Shareholders in that there has not been an annual meeting of shareholders since March 24, 1999. For additional information why the Concerned Shareholders feel the need for a Special Meeting, see Related Party Transactions, "Ashland Action".

PROPOSAL ONE:
REMOVAL OF DIRECTORS

Vote Required; Recommendation of Concerned Shareholders

        The affirmative vote of a majority of the shares then entitled to vote at an election of directors is required to remove the exiting directors. The Company's By-Laws allow for the removal of Directors with or without cause. Three (3) directors are currently serving: Bruce Nesmith was appointed to serve as a director by the then current Board of Directors on November 9, 2000; Jeffrey Schwartz was appointed to serve as a director by the then current Board of Directors on October 18, 2000; and David "Caz" Neitzke was appointed to serve as a director by the then current Board of Directors on June 4, 1998. With the exception of David "Caz" Neitzke these directors were appointed rather than elected. There has not been an Annual Meeting of the shareholders of the Company since March 24, 1999. The Concerned Shareholders believe that it is in the best interests of the Company to remove the existing directors and have the shareholders of the Company elect new directors.

        The Concerned Shareholders unanimously recommend that the stockholders vote "FOR" the removal of the directors.

        Unless you indicate to the contrary, the persons named in the accompanying proxy will vote for the removal of the directors named above.

PROPOSAL TWO
ELECTION OF DIRECTORS

Vote Required; Recommendation of Concerned Shareholders

        A board of three directors is to be elected at the Special Meeting. The directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting entitled to vote in the election of directors. All nominees have indicated their willingness to serve. The term of office of each person elected as a director will continue until the next Annual Meeting or until a successor has been elected and qualified.

Information Regarding Nominees

        The following table lists the name and age of each nominee ("Nominee") director of Enviro, his business experience during the past five (5) years, his positions with Enviro and certain directorships.

Name	Age	Positions and Experience
John K Tull	75	Director of Entrade Inc. since September 1999; served as Director of Artra Group Incorporated from February 1999 to September 1999; President of J.K. Tull Associates, Ltd. since 1986.
David "Caz" Neitzke	49
		Director of Enviro-Recovery, Inc. from June 4, 1998 to present; President/CEO of Superior WaterLogged Lumber, Inc. from December 19, 1997 to July 12, 2001; Director Superior Water-Logged Lumber Co., Inc. from June 4, 1998 to July 12, 2001; Independent lumber broker and consultant for sawmills and dimension plants for state and private firms since 1992.
Jack Lowry	67	President of Lowry Diversified Services, Inc. 1997 to present; Founder, President and CEO of US Telecom, 1984 to 1997.

        The Concerned Shareholders unanimously recommend that the stockholders vote "FOR" the election of all of the nominees for the office of Director.

        Unless you indicate to the contrary, the persons named in the accompanying proxy will vote for the election of the directors named above.

Directors' Compensation

        Directors receive no compensation for their services in their capacity as directors.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers to file reports of holdings and transactions with Enviro stock. None of the current executive officers or directors have previously filed the required documentation, however Mr. Neitzke has recently filed such reports with the SEC. Based on our records and other information, we believe that all Securities Exchange Commission filing requirements applicable to our nominees have been met.

MANAGEMENT

Information Regarding Executive Officers

        There are no executive officers and other key employees of Enviro who are part of our nominees and were in office or employed as of the date of this Proxy.

        Officers are appointed by the boards of directors of Enviro and its wholly owned subsidiary, Superior Water-logged Lumber, Inc. and serve at the pleasure of each respective board.

Executive Compensation

        The following table contains information with respect to all compensation paid by Enviro to our nominees during the last three years.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
Name and Principal Position	Salary ($)		Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options (#)		All Other Compensation
David "Caz"Neitzke
1999	75,500		0	0	2,500,000	(1)	(2)
2000	83,000		0	0	2,500,000	(1)	(2)
2001	83,000	(3)	0	0	0	(1)	(2)

(1)
Mr. Neitzke on March 8, 1999 received an option to, purchase 2,500,000 shares of the Company's Common Stock pursuant to the Company's 1998 Performance Equity Plan. That option was mutually terminated by Mr. Neitzke and the Company on May 15, 2001, with no further compensation for the termination of the options to Mr. Neitzke, in an effort to strengthen the Company's financial position.

(2)
Mr. Neitzke has the use of a Company vehicle.

(3)
Mr. Neitzke was terminated as an officer of Superior Water-logged Lumber, Inc. by Mr. Nesmith and Mr. Schwartz in their capacity as directors of the Company on July 12, 2001. But has continued to operate the Company in his capacity as a director and received compensation as such at his previous salary until November, 2001.

Security Ownership of Nominees and Concerned Shareholders

        As of October 30, 2001, there were 101,016,803 shares of Common Stock issued and outstanding. The following table sets forth the number and percentage of Common Stock known by the Concerned Shareholders to be beneficially owned as of                       , 2002 by (i) all Nominees and, (ii) all Concerned. Unless stated otherwise, each person so named exercises sole voting and investment power as to the shares of Common Stock so indicated.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Nominees
John K. Tull**	600,000	*
David "Caz" Neitzke***	0	*
Jack Lowry**	500,000	*
Concerned Shareholders**
Alderman, Chuck	1,500,000	1.5
Ashe, Terry	50,000	*
Barnes, Floyd	500,000	*
Belany, Jeff	105,000	*
Blank, Barry W.	1,000,000	*
Bolton Trust, Donald	20,000	*
Bolton, Donald & Josephine Ten	12,000	*
Bolton, John	15,000	*

Brozek, Michael	303,100	*
Byrd, Jane	58,841	*
Byrd, Stephen	48,841	*
Byrd, Stephen & Jane	35,000	*
Conrad, Don S.	500,000	*
Cooke, Stefan	627,500	*
Davis, Mike & Linda	115,000	*
Deutsch, Kevin	1,650,000	1.6
English Farm Associates	500,000	*
English, Barton	1,900,000	1.9
Evinrude, Thomas (c/o Quarles & Brady)	4,000,000	4.0
Evinrude, Thomas O.	880,000	*
Goldman, Stu	322,400	*
Grau, David	100,000	*
Hambleton, Charles	37,500	*
Harvey, Jack	800,000	*
Harvey, John	500,000	*
Harvey, Lisa	925,000	*
Harvey, Peter	4,775,000	4.7
Harvey, Robert	500,000	*
Kalies, Ralph	1,000,000	*
Kartheiser TTE, Robert	2,000,000	2.0
Kartheiser, Robert	2,050,000	2.0
Kuritz, Jay	1,500,000	1.5
Jack Lowry	500,000	*
Landers, James	400,000	*
Levy, Stuart	750,000	*
Luytjes, Fredrick	2,817,500	2.8
Mercer, Thomas	1,300,000	1.3
Miller, David	400,000	*
Nelson, Arnie	375,050	*
Nelson, Ronald	100,000	*
Noeldner, Jeff	960,000	*
Oesterreich, Kirk	134,500	*
Oesterreich, Kurt	71,000	*
Pankratz, Susan (For Joseph & Jon)	50,000	*
Peterson, Norman	26,000	*
Polonetzky, Sam	76,500	*
Powers, Florence	380,000	*
Risavy, Art	79,000	*
Sabuco, Alice	50,000	*
Schock, Steven	1,100,000	1.0
Tessier, Jefferey	500,000	*
Tessier, Paul	290,000	*
Thomas Evinrude Irrevocable Trust	250,000	*
Toledo, Ray & Alex	50,000	*
John K. Tull	600,000	*
Van Witzenburg Trust, Jeanette	1,650,000	1.6
Van Witzenburg, Kim	100,000	*
Van Witzenburg, Theresa	250,000	*
Varda, Tony	340,000	*

Verde, Alex	1,000,000	*
Wagmer III, Michael	500,000	*
Weiss, James	750,000	*
Wierichs, Jeff	200,000	*
Wierichs, Louis	362,500	*
Wiley, Ken	666,667	*
TOTAL CONCERNED SHAREHOLDERS:	45,408,899	45%

*
Less than 1% of the outstanding shares.
**
The addresses of the Concerned Shareholders are listed on Exhibit A to the Notice of Special Meeting.
***
Mr. Neitzke's business address is 2200 Lake Shore Drive, Ashland, Wisconsin.

Stock Option Plans

        There are currently no stock option plans in which the Nominees participate.

RELATED PARTY TRANSACTIONS

        On July 16, 2001, David "Caz" Neitzke filed an action (Case No. 01CV 87) for injunction in the Circuit Court of Ashland County Wisconsin (the "Ashland Action") against Bruce Nesmith, Jeffrey Schwartz, Superior Water Logged Lumber Company, Inc. and Enviro-Recovery, Inc. (the "Defendants"). The action was brought to enjoin the Defendants from taking any action on a resolution adopted by Nesmith and Schwartz, as directors, and opposed by Neitzke, as a director, to have the Company file for a Chapter 11 Bankruptcy. Mr. Neitzke was terminated as an officer of Superior Water-Logged Lumber Co., Inc. by Mr. Nesmith and Mr. Schwartz in their capacity as directors of the Company on July 12, 2001. Mr. Neitzke brought the action in reliance of proxies and consents signed by shareholders holding in excess of fifty (50%) of the Common Stock of the Company removing Mr. Nesmith and Mr. Schwartz as directors of the Company and electing John K. Tull and Jack Lowry as directors of the Company. The Ashland Action was removed to the United States District court for the Western District of Wisconsin by the Defendants. While pending before the United States District Court, Mr. Neitzke's original complaint was amended by Mr. Neitzke to request the court to compel the Defendants to hold an annual meeting of shareholders, since the Company had not held an annual meeting of shareholders since March 24, 1999. The amendment was made in part in that it was determined that the proxies and consents relied upon by Mr. Neitzke, while authorized under Texas laws, could not be utilized by Mr. Neitzke since the Company's charter had not been amended to provide for such action. Accordingly, the actions removing Mr. Nesmith and Schwartz and electing Mr. Tull and Lowry were ineffective. Also while pending before the United States District Court, Mr. Neitzke filed a Motion to Remand the action back to the Circuit Court of Ashland County, which was granted by the United States District Court. On December 18, 2001 Scott Mitchen filed a petition (Case No. 01CU158) to compel the Company to hold an annual meeting of shareholders.

        On January 11, 2002, Judge Robert E. Eaton of the Circuit Court of Ashland County, Wisconsin ruled on both matters that:

        1.    The Directors resolutions adopted by the Defendants on July 12, 2001 were voided due to Mr. Schwartz' private pecuniary interest in the decision to declare bankruptcy arising from his dealings with Neal Martin of Beaver Homes.

        2.    The Company is compelled to hold an annual shareholders meeting on or before April 11, 2002.

        On January 25, 2002, several creditors of Enviro-Recovery, Inc. and Superior Water Logged Lumber Company, Inc. filed involuntary petitions against each company under Chapter 11 of the United States Bankruptcy Code. One of the creditors filing the action was Martin Hardwoods, related to Neal Martin (see above). The actions were filed at the United States Bankruptcy Court in the Western District of Wisconsin, located in Eau Claire, Wisconsin, Case Numbers 02-10456-11 (Enviro) and 92-10457-11 (Superior). On the motion of David Neitzke, the Bankruptcy Judge extended the period during which to file objections to the Bankruptcy to March 15, 2002, or later. The extension was requested in that David Neitzke did not have standing, or the right, to object to the filing of the Involuntary Bankruptcy. Only the Company has the right to object to the filing against it and the current Directors have taken no action to so object. The extension allows time for a meeting of the shareholders anticipated by this Proxy to elect new directors. It is anticipated that the new directors would then object to the filing of the Involuntary Bankruptcy on behalf of the Company relating in part to Martin Hardwoods' participation as a creditor and Neal Martin's actions relating to the filing of the Involuntary Bankruptcy.

        On April 7, 1998, Jack Lowry loaned Superior Water-Logged Lumber Co., Inc. the amount of $300,000.00. The loan is evidenced by a promissory note of that date with annual interest at the rate of two (2%) over the Prime Federal Reserve interest rate adjusted daily over the period of the loan (as stated in the note). The loan is secured by a third mortgage on real estate owned by Superior. The current principal balance of the loan is $300,000.00. The payment of interest on the loan is not current.

GENERAL AND OTHER MATTERS

        The Concerned Shareholders know of no matters, other than those referred to in this proxy statement, which will be presented to the meeting. Under the Company's By-Laws, no other matters may properly come before the meeting or any adjournment.

        The Concerned Shareholders will bear the expense of preparing, printing and mailing this proxy material, as well as the cost of any required solicitation.

You are urged to sign and return your proxy. Concerned Shareholders:
David "Caz" Neitzke Representative of Concerned Shareholders
Dated:	, 2002

EXHIBIT A
CONCERNED SHAREHOLDERS

Name and Address	Number of Shares Beneficially Owned
ALDERMAN, CHUCK P.O. Box 507 Janesville, WI 53547	1,500,000
ASHE, TERRY 315 Willow Street Palmyra, WI 53156	50,000
BARNES, FLOYD P.O. Box 12205 Olypia, WI 98508	500,000
BELANY, JEFF 711 East 3rd Street Ashland, WI 54806	105,000
BLANK, BARRY W. P.O. Box 32056 Phoenix, AZ 85064	1,000,000
BOLTON TRUST, DONALD 1417 Panama Place Lady Lake, FL 32159	20,000
BOLTON, DONALD & JOSEPHINE TEN 1417 Panama Place Lady Lake, FL 32159	12,000
BOLTON, JOHN 22 Henderson Street Nilwood, IL 62672	15,000
BROZEK, MICHAEL 44 E. Miff #201 Madison, WI 53703	303,100
BYRD, JANE 18866 72nd Avenue Chippewa Falls, WI 54729	58,841
BYRD, STEPHEN 18866 72nd Avenue Chippewa Falls, WI 54729	48,841

BYRD, STEPHEN & JANE 18866 72nd Avenue Chippewa Falls, WI 54729	35,000
CONRAD, DON S. P.O. Box 11394 Green Bay, WI 54307	500,000
COOKE, STEFAN 2147 Oak Drive St Louis, MO 63131	627,500
DAVIS, MIKE & LINDA 675 School House Rd. Sobieski, WI 54171	115,000
DEUTSCH, KEVIN P.O. Box 3124 Duluth, MN 55803	1,650,000
ENGLISH FARM ASSOCIATES P.O. Box 183 Liberty Corner, NJ 07988	500,000
ENGLISH, BARTON 570 S. Broadway Fredricksburg, TX 78624	1,900,000
EVINRUDE, THOMAS (c/o Quarles & Brady) 411 East Enue Milwaukee, WI 53202	4,000,000
EVINRUDE, THOMAS O. 962 Aragon Ave Winter Park, FL 32789	880,000
GOLDMAN, STU 2003 Lakeside Place Green Bay, WI 54302	322,400
GRAU, DAVID 4 Bayberry Circle Ambler, PA 19002	100,000
HAMBLETON, CHARLES Stone Vaburrell Road Lebanon, NJ 08833	37,500
HARVEY, JACK 500 Central Avenue Northfield, IL 60093	800,000

HARVEY, JOHN c/o Entrade Inc. 500 Central Avenue Northfield, IL 60093	500,000
HARVEY, LISA 1 West Superior, Apt. 1706 Chicago, IL 60610	925,000
HARVEY, PETER 500 Central Ave. Northfield, IL 60093	4,775,000
HARVEY, ROBERT 2100 S. Ocean Lane, Suite 201 Fort Lauderdale, FL 33316	500,000
KALIES, RALPH 5770 Kumbier Rd. Pickett, WI 54964	1,000,000
KARTHEISER TTE, ROBERT 24220 Petile Lake Road Lake Villa, IL 60046	2,000,000
KARTHEISER, ROBERT 24220 Petile Lake Road Lake Villa, IL 60046	2,050,000
KURITZ, JAY 2412 Sandy Lane Green Bay, WI 54302	1,500,000
LANDERS, JAMES 814 James Ave. Deer Park, TX 77536	400,000
LEVY, STUART 26 Tammy Hill Trail Randolph, NJ 07869	750,000
LOWRY, JACK 712 West 42nd Street Joplin, MI	500,000
LUYTJES, FREDRICK 1575 Shorelands Dr. East Vero Beach, FL 32963	2,817,500

MERCER, THOMAS 375 Glensprings Dr. #152 Cincinnati, OH 45246	1,300,000
MILLER, DAVID P.O. Box 593 Gaylord, MI 49734	400,000
NELSON, ARNIE Box 5 Main Street La Pointe, WI 54850	375,050
NELSON, RONALD Madeline Island LaPointe, WI 54850	100,000
NOELDNER, JEFF 4320 Sawgrass Court Oneida, WI 54155	960,000
OESTERREICH, KIRK E. 1895 Patricia Street Waupaca, WI 54981	134,500
OESTERREICH, KURT Rt 4 Box 142 Ashland, WI 54806	71,000
PANKRATZ, SUSAN (for Joseph & Jon) Rt 1 Box 32A Glidden, WI 54527	50,000
PETERSON, NORMAN 1735 Cary Street Ashland WI 54806	26,000
POLONETZKY, SAM 6559 N. Sacramento Ave. Chicago, IL 60645	76,500
POWERS, FLORENCE 7856 Northwest 11th Place Plantation, FL 33322	380,000
RISAVY, ART 8 Yorkshire Court Edwardsville, IL 62025	79,000
SABUCO, ALICE 445 L. 5 Road Escanaba, MI 49829	50,000

SCHOCK, STEVEN 713 St Alband Drive Boca Raton, FL 33486	1,100,000
TESSIER, JEFFEREY 156 North 3rd Street Campbell CA 95008	500,000
TESSIER, PAUL 1019 Neufeld Street Green Bay, WI54304	290,000
THOMAS EVINRUDE IRREVOCABLE TRUST 411 East Enue Milwaukee, WI 53202	250,000
TOLEDO, RAY & ALEX 1840 S.W. 6th Street Miami, FL 33184	50,000
TULL, JOHN K. 70 Dundee Lane Barrington, IL 60010	600,000
VAN WITZENBURG TRUST, JEANETTE 1 Kellogg Lane Crystal Lake, IL 60014	1,650,000
VAN WITZENBURG, KIM 1 Kellogg Lane Crystal Lake, IL 60014	100,000
VAN WITZENBURG, THERESA 1 Kellogg Lane Crystal Lake, IL 60014	250,000
VARDA, TONY 2 East Mifflin St, Suite 600 Madison, WI 53703	340,000
VERDE, ALEX 3939 N Wilke Arlington Heights, IL 60004	1,000,000
WAGMER III, MICHAEL 2024 Northwest 29th Road Boca Raton, FL 33431	500,000
WEISS, JAMES 1505 Reggio Aisle Irvine, CA 92606	750,000

WIERICHS, JEFF 114 N. Main St. Brillion, WI 54110	200,000
WIERICHS, LOUIS 1635 West Haskel Appleton, WI 54914	362,500
WILEY, KEN 1320 Butler Pike Maple Glen, PA 19002	666,667
TOTAL:	45,408,899

ENVIRO-RECOVERY, INC.
THIS PROXY IS BEING SOLICITED BY THE
CONCERNED SHAREHOLDERS

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement dated                       , 2002 in connection with the Special Meeting of Shareholders to be held at 10:00 a.m. on                  ,                        , 2002 at the Cheqamegon Hotel, 101 Lake Shore Drive West, Ashland, Wisconsin and hereby appoints Scott Mitchen and William J. Lapelle and each of them (with full power of substitution to each, to vote all shares of the Common Stock registered in the name provided herein which the undersigned is entitled to vote at the Special Meeting of Shareholders, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposal set forth in said Proxy.

SEE REVERSE SIDE FOR THE PROPOSALS. If you wish to vote in accordance with the Concerned Shareholders recommendations, just sign on the reverse side. You need not mark any boxes.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN
PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign exactly as your name appears on the books of the Company. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?	DO YOU HAVE ANY COMMENTS?

PLEASE MARK VOTES
AS IN THIS EXAMPLE

Enviro-Recovery, Inc.

Mark box at right if an address change or comment has been noted on the reverse side of this card.	☐

CONTROL NUMBER:

Please complete this form, sign and indicate the date. If this form is signed and unmarked, then your vote will be cast "FOR" the proposal.

		For	Against
1.	Removal of Directors	☐	☐
		For All Nominees	Withhold	For All Except
2.	Election of Directors	☐	☐	☐
(01) David "Caz" Neitzke (02) John K. Tull (03) Jack Lowry

NOTE: If you do not wish your shares voted "For" a particular nominee, mark the "For All Except" box and strike a line through the name(s) of the nominee(s). Your shares will be voted for the remaining nominee(s).

Mark box at right if you wish to attend and vote your shares at the meeting. Mark this box ONLY if you plan to attend and vote your shares at the meeting.	☐

RECORD DATE SHARES:

Please be sure to sign and date the Proxy.
Date:
Shareholder sign here:	Co-owner sign here:

DETACH CARD	DETACH CARD

PLEASE VOTE, SIGN, DATE, DETACH AND RETURN THE ABOVE PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF ENVIRO-RECOVERY, INC
PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS OF ENVIRO-RECOVERY, INC.
PROPOSAL ONE: REMOVAL OF DIRECTORS
PROPOSAL TWO ELECTION OF DIRECTORS
MANAGEMENT
RELATED PARTY TRANSACTIONS
GENERAL AND OTHER MATTERS
EXHIBIT A CONCERNED SHAREHOLDERS